

August 6, 2013

Via E-mail
Jay C. Horgen
Chief Financial Officer and Treasurer
Affiliated Managers Group, Inc.
600 Hale Street
Prides Crossing, MA 01965

> **Re:** **Affiliated Managers Group, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2012**
> **Filed February 22, 2013**
> **File No. 001-13459**

Dear Mr. Horgen:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2012

Item 1. Business, page 1

Government Regulation, page 6

1.   Please expand this section in future filings to describe more fully the regulatory environment in which you operate; for example, disclose your primary regulators and the material rules and regulations to which you are subject. Your revised disclosure also should clarify the regulations applicable to your affiliates, including whether any are registered as investment advisers or broker-dealers, or whether you or your affiliates rely on any exemptions from registration. Briefly describe your compliance structure and explain how you ensure your affiliates comply with applicable laws, rules and regulations.

Item 1A. Risk Factors, page 7

We expect that we will need to raise additional capital in the future…, page 10

2.   In future filings, please clarify whether the additional purchase payments related to prior acquisitions could represent amounts that are material to your business and operations and, if so, quantify these amounts. Please also clarify under what circumstances you would be required to purchase additional equity from your affiliates.

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, page 17

Results of Operations, page 22

Revenue, page 22

3.   We note that the decline in your ratio of revenue to average assets under management (AUM) resulted from changes in the composition of your AUM, including decreases in AUM in certain products that realize comparatively higher fee rates and increases in AUM in certain products that realize comparatively lower fee rates. Please revise your future filings to more clearly identify the asset classes generating higher fees to which the mix has shifted, as well as the asset classes generating lower fees from which the mix has shifted. To the extent possible, quantify the range or relative differential between the fees of these respective classes.

Liquidity and Capital Resources, page 28

Market Risk, page 34

4.   We note that your revenue is derived primarily from advisory fees which are based on AUM. Please revise your future filings to include a sensitivity analysis that demonstrates the impact that changes in the fair value of your managed assets could have on your results of operations (e.g. revenues and net income, etc.).

Item 8. Financial Statements and Supplementary Data, page 40

Notes to Consolidated Financial Statements, page 48

Note 1. Business and Summary of Significant Accounting Policies, page 48

(k) Revenue Recognition, page 51

5.   We note that asset-based advisory fees are based upon a percentage of the value of client assets managed. For payments to brokers and advisors related to the placement of these products, please revise your future filings to address the following:

- Clearly address how the expenses paid are computed for the various products. Also, quantify the amount of distribution expense related to your AUM and explain how these amounts are reflected in your Statements of Income.

- Explain whether the amounts involved are reported on a gross or net basis and how you considered the guidance of ASC 605-45 in terms of reporting the distribution expenses related to the placement of these products.

6.   We note that your performance-based advisory fees are recognized when they are earned based on the contractual terms of the agreements and when collection is reasonably assured. Please identify and quantify the extent to which these fees are subject to contingent repayment based on the applicable funds achieving earnings in excess of a specified minimum return.

Note 6. Variable Interest Entities, page 59

Sponsored Investment Funds, page 59

7.   Please revise your disclosure in future filings to provide a more detailed discussion regarding your process to determine whether to consolidate any of the Affiliates' investment funds. For those funds that are VIEs in accordance with ASC 810-10-15-14, explain the quantitative assessment you perform to determine whether you are the primary beneficiary. For those funds that you determined do not meet the definition of a VIE, disclose that these funds are considered voting interest entities and describe the process you go through to evaluate the rights of the limited partners to determine whether to consolidate the fund in accordance with ASC 810-20-25.

Definitive Proxy Statement Filed April 30, 2013

Compensation Discussion and Analysis, page 11

2012 Compensation Elements – Performance-based Cash Compensation, page 19

8.   Please revise your disclosure in future filings to clarify how you use the Executive Incentive Plan formula to determine the bonus pool amount. For example, we note that achievement of the baseline earnings target (10%) results in an initial discretionary bonus pool of $18 million. It is unclear how achievement of the secondary growth target (16%) translated to $27.5 million available for payment to named executive officers. Also

describe the additional factors the committee considered in exercising its discretion when determining the actual bonus amounts.

<u>2012 Compensation Elements – Equity-based Compensation Awards, page 21</u>

9.   In future filings, please expand your disclosure to specify the elements of corporate and individual performance that you considered when granting the equity-based awards to your named executive officers and to clarify the reasons underlying disparate award amounts or year-over-year changes. In this regard, we note that you increased the amount of equity awards granted in 2012 significantly. It is unclear why you awarded a greater increase in compensation to your chief executive officer, while imposing an across-the-board increase for all other named executive officers.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Sasha Pechenik at (202) 551-3541 or Hugh West, Accounting Branch Chief, at (202) 551-3872 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Hugh West for

Suzanne Hayes
Assistant Director